FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
SSR Mining Inc. (the “Company” or “SSR Mining”)
Suite 800 – 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1G4

Item 2	Date of Material Change
September 16, 2020

Item 3	News Release
A news release announcing the material change was issued on September 16, 2020 through CNW Group. The news release was filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4	Summary of Material Change
On September 16, 2020, the Company announced the successful completion of the previously announced merger of equals transaction with Alacer Gold Corp. (“Alacer”) following the receipt of all regulatory approvals and the satisfaction of all customary closing conditions.

Item 5.1	Full Description of Material Change
On September 16, 2020, the Company announced the successful completion of the previously announced merger of equals transaction with Alacer pursuant to a plan of arrangement under the Business Corporations Act (Yukon) (the “Transaction”) following the receipt of all regulatory approvals and the satisfaction of all customary closing conditions.
Pursuant to the Transaction, former Alacer shareholders received 0.3246 SSR Mining common shares for each Alacer common share held (the “Exchange Ratio”). Each Alacer restricted share unit held by Alacer employees who are continuing as employees after closing of the Transaction and who consented thereto in writing became exercisable for SSR Mining common shares, as adjusted in accordance with the Exchange Ratio. Each Alacer restricted share unit held by Alacer employees who are not continuing as employees after closing of the Transaction vested and will be paid out and/or settled in connection with closing. SSR Mining’s common shares will continue trading on the Toronto Stock Exchange (the “TSX”) and NASDAQ with no changes and the CHESS Depositary Interests are expected to begin trading on the Australian Securities Exchange on September 17, 2020. Alacer’s shares are expected to be delisted from the TSX on or about September 18, 2020 and Alacer intends to apply to cease to be a reporting issuer under Canadian securities laws.
The combined entity is continuing as SSR Mining and is headquartered in Denver, Colorado with a corporate office in Vancouver, British Columbia. The newly constituted board of directors is comprised of five directors from each of the previous SSR Mining and Alacer boards for a total of 10 directors, including the Chief Executive Officer. The new SSR Mining board consists of Michael Anglin as Chairman; Rod Antal; Thomas Bates, Jr.; Brian Booth;

Edward Dowling, Jr.; Simon Fish; Alan Krusi; Beverlee Park; Kay Priestly and Elizabeth Wademan.
With regard to the executive team, Rod Antal will hold the position of President & Chief Executive Officer of SSR Mining and the rest of the executive team includes: Stewart Beckman, EVP, Chief Operating Officer; F. Edward Farid, EVP, Chief Corporate Development Officer; Gregory Martin, EVP, Chief Financial Officer; and Michael Sparks, EVP, Chief Legal & Administrative Officer.
The full details of the Transaction are more particularly described in the joint management information circular of SSR Mining and Alacer dated June 2, 2020 which is available for download on SSR Mining’s website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 5.2	Disclosure for Restructuring Transactions
Not applicable.

Item 1	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 2	Omitted Information
Not applicable.

Item 3	Executive Officer
Michael Sparks
EVP, Chief Legal & Administrative Officer
Telephone: (303) 391-3060

Item 4	Date of Report
September 17, 2020